SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 30 January 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bank of Ireland

2. Name of shareholder having a major interest

Bank of Ireland Asset Management Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Custodial Nominees - 645,177 units
Roy Nominees Ltd - 296,089 units
Mellon Nominees Ltd - 242,640 units
Nortrust Nominees Ltd - 2,226,983 units
Bank of Ireland Nominees Ltd - 53,857,325 units

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Stock

10. Date of transaction

22 January 2007

11. Date company informed

29 January 2007

12. Total holding following this notification

57,268,214

13. Total percentage holding of issued class following this notification

5.85%

14. Any additional information

Held, as registered owner only, on behalf of a range of clients each of whom is the beneficial owner of a portion of the holding.

15. Name of contact and telephone number for queries

Peter Nugent
Tel: 00 353 1 6043402

16. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of notification

30 January 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 30 January 2007